UNITED STATES
	         	SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)*


                           Jacksonville Bancorp, Inc.
                                (Name of Issuer)
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                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)
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                                   469249106
                                   ---------
                                 (CUSIP Number)

Valerie A. Kendall, 100 North Laura Street, Suite 1000, Jacksonville, FL  32202
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            (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                               November 16, 2010
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                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.    469249106



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          1   NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              R. C. Mills

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
	      Instructions)
              (a)	[  ]
              (b)	[  ]

          3   SEC USE ONLY

          4   SOURCE OF FUNDS (See Instructions)
              PF

          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              USA


               NUMBER OF SHARES
               BENEFICIALLY OWNED
               					   7    SOLE VOTING POWER
					                111,293
               BY EACH REPORTING PERSON            8    SHARED VOTING POWER
					                0
               WITH           			   9    SOLE DISPOSITIVE POWER
							111,293
						  10    SHARED DISPOSITIVE POWER
							0

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               111,293

          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES   [  ]
               (See Instructions)

          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.89%

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          14   TYPE OF REPORTING PERSON (See Instructions)
               IN
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                                   PRELIMINARY NOTE
                                   ----------------

         The Schedule 13D originally filed by R. C. Mills on February 13, 2008 (the "Original Schedule 13D") with respect to shares of common stock, $.01 par value per share (the "Shares"), of Jacksonville Bancorp, Inc., a Florida corporation (the "Company"), is hereby amended as set forth by this Amendment No. 1 to Schedule 13D (the "Amendment"). All information contained herein is as of the date of execution of this Amendment. Except as amended herein, the Original Schedule 13D remains in full force and effect and shall be read together with this Amendment. Only those Items that are amended pursuant to this Amendment are reported herein.

Item 1.  Security and Issuer.
------   -------------------

         Item 1 of the Original Schedule 13D is amended as follows:

                  R. C. Mills is the beneficial owner of 111,293 Shares.

Item 2.  Identity and Background.
------   -----------------------

         Item 2 of the Original Schedule 13D is amended as follows:

                   (c)	Mr. Mills retired in April 2008 after serving as
President of Heritage Propane Partners, L.P., a national distributor of propane gas.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

          Item 3 of the Original Schedule 13D is amended as follows:

                  The source of funds was (i) personal funds of Mr. Mills in the amount of $2,925.00, and (ii) directors' fees paid to Mr. Mills by the Company that were earned for 2008, 2009 and 2010 in the amounts of 600 Shares (for consideration of $9,268.50), 300 Shares (for consideration of $2,865.00) and 300 Shares (for consideration of $2,946.00), respectively.

Item 5.  Interests in Securities of the Issuer.
------   -------------------------------------

          Item 5 of the Original Schedule 13D is amended as follows:

                  (a)	As of the date of this Amendment, Mr. Mills is the
beneficial owner of 111,293 Shares, or approximately 1.89% of the Company's issued and outstanding Shares. Included in the Shares beneficially owned by Mr. Mills are 15,500 Shares held in his wife's name, Lois V. Mills, and 60,000 Shares held in trust for his children, over which Mrs. Mills is the trustee. Mr. Mills has sole voting and dispositive power with respect to 15,500 Shares held by his wife and the 60,000 Shares held in trust for his children pursuant to an arrangement with

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Mrs. Mills.  On the date of this Amendment, 5,888,809 Shares of the Company are issued and outstanding.

                  (b) Mr. Mills has sole voting and dispositive power over 111,293 Shares.

                  (c) Mr. Mills has not effected any transactions in the Shares during the 60 days prior to the date of this Amendment. Mr. Mills received Shares from the Company for directors' fees earned in 2008, 2009 and 2010 in the aggregate amounts of 600 Shares, 300 Shares and 300 Shares, respectively.

                  (d) No person other than Mr. Mills has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 111,293 Shares.

                  (e) Mr. Mills ceased to be the beneficial owner of more than 5% of the Company's issued and outstanding Shares on November 16, 2010, when the Company completed (i) the acquisition by merger of Atlantic BancGroup, Inc., and (ii) the sale of 3,888,889 Shares to accredited investors for $35 million.

                              [SIGNATURE PAGE FOLLOWS]

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				     SIGNATURE
				     ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 22, 2011.


						/S/ R. C. Mills
						---------------------------
              					Name:	R. C. Mills




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